================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                      BUTTREY FOOD AND DRUG STORES COMPANY
                           (NAME OF SUBJECT COMPANY)

                          LOCOMOTIVE ACQUISITION CORP.

                               ALBERTSON'S, INC.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   124234105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             THOMAS R. SALDIN, ESQ.
                               ALBERTSON'S, INC.
                            250 PARKCENTER BOULEVARD
                                  P.O. BOX 20
                               BOISE, IDAHO 83726
                           TELEPHONE: (208) 395-6200
                           FACSIMILE: (208) 395-6225
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                           THEODORE J. KOZLOFF, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                           TELEPHONE: (415) 984-6400
                           FACSIMILE: (415) 984-2698

                           CALCULATION OF FILING FEE

                      TRANSACTION VALUATION* $141,424,821

                          AMOUNT OF FILING FEE $28,285
---------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
================================================================================

                                 14D-1 AND 13D

CUSIP NO. 124234105
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON                                                     Locomotive Acquisition Corp.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
---------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [ ]      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       AF
---------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                              [ ]
       REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
---------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON*
       4,389,879
---------------------------------------------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                 [ ]
       EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
       50.8%
---------------------------------------------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON
       CO
---------------------------------------------------------------------------------------------------------------------

*

     On January 19, 1998, Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into a Tender and Option Agreement (the "Tender Agreement") with FS Equity Partners II, L.P., a California limited partnership (the "Major Stockholder"). The Major Stockholder is the owner of an aggregate of 4,389,879 shares of the common stock, par value $.01 per share (the "Shares"), or approximately 50.8% of the outstanding Shares, of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"). Pursuant to, and subject to the terms of the Tender Agreement, the Major Stockholder has (i) agreed to tender all Shares owned by it pursuant to the Offer (as defined in the Offer to Purchase), (ii) granted to Parent an irrevocable proxy to vote its Shares in connection with any meeting of the Company's stockholders (including, without limitation, to vote in favor of the Merger (as defined in the Offer to Purchase), the approval and adoption of the Merger Agreement (as defined in the Offer to Purchase) and any actions required in furtherance thereof), and (iii) granted to Parent an irrevocable option to purchase the Major Stockholder's Shares at a purchase price of $15.50 per Share which option is exercisable in whole only upon the occurrence of the events set forth in the Tender Agreement. The Tender Agreement is described more fully in Section 11 -- "Background of the Offer, Purpose of the Offer and the Merger, The Merger Agreement and Certain Other Agreements" of the Offer to Purchase dated January 26, 1998 (the "Offer to Purchase").

                                 14D-1 AND 13D

CUSIP NO. 124234105
--------------------------------------------------------------------------------

   1   NAME OF REPORTING PERSON                                                     Albertson's, Inc.
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
---------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) [ ]      (b) [ ]
---------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC/OO
---------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                              [ ]
       REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
---------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------------------------------------------------
   7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON*
       4,389,879
---------------------------------------------------------------------------------------------------------------------
   8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                 [ ]
       EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------------------------------
   9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
       50.8%
---------------------------------------------------------------------------------------------------------------------
  10   TYPE OF REPORTING PERSON
       CO
---------------------------------------------------------------------------------------------------------------------

* See footnote to previous table.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Locomotive Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Albertson's, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). This Statement also constitutes a Statement on
Schedule 13D of each of Purchaser and Parent with respect to the option granted to Parent, pursuant to the Tender and Option Agreement, dated as of January 19, 1998, by and among Parent, Purchaser and FS Equity Partners II L.P., a California limited partnership (the "Major Stockholder"), to purchase from the Major Stockholder 4,389,879 Shares (approximately 50.8% of the Shares outstanding on January 23, 1998) at $15.50 per Share. The option can be exercised in certain circumstances described in Section 11 of the Offer to Purchase. Each of Purchaser and Parent disclaims beneficial ownership of such Shares.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Buttrey Food and Drug Stores Company and the address of its principal executive offices is 601 6th Street, S.W., Great Falls, Montana 59404.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in
Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and Purchaser," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning Parent and Purchaser" and "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section
12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Section 9 -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to

Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Section 14 -- Conditions to the Offer" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase dated January 26, 1998.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement dated January 26, 1998.

(a)(8) Press Release of Parent dated January 20, 1998.

(a)(9) Press Release of Parent dated January 26, 1998.

(b)    None.

(c)(1) Agreement and Plan of Merger, dated as of January 19, 1998, by and among Parent, Purchaser and the Company.

(c)(2) Tender and Option Agreement, dated as of January 19, 1998, by and among Parent, Purchaser and the Major Stockholder.

(c)(3) Confidentiality Agreement, dated as of December 22, 1997, by and between Parent and Freeman Spogli & Co., on behalf of the Company.

(d)    None.

(e)    Not applicable.

(f)    None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 1998

                                                  LOCOMOTIVE ACQUISITION CORP.

                                                  By:/s/ GARY G. MICHAEL
                                                  ------------------------------
                                                  Name: Gary G. Michael
                                                  Title: President

                                                  ALBERTSON'S, INC.

                                                  By:/s/ GARY G. MICHAEL
                                                  ------------------------------
                                                  Name: Gary G. Michael
                                                  Title: Chairman of the Board
                                                     and Chief Executive Officer

                               INDEX TO EXHIBITS

   EXHIBIT
   NUMBER                                        EXHIBIT
   -------   --------------------------------------------------------------------------------
   (a)(1)    Offer to Purchase dated January 26, 1998.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.
   (a)(7)    Summary Advertisement dated January 26, 1998.
   (a)(8)    Press Release of Parent dated January 20, 1998.
   (a)(9)    Press Release of Parent dated January 26, 1998.
   (c)(1)    Agreement and Plan of Merger, dated as of January 19, 1998, by and among Parent,
             Purchaser and the Company.
   (c)(2)    Tender and Option Agreement, dated as of January 19, 1998, by and among Parent,
             Purchaser and the Major Stockholder.
   (c)(3)    Confidentiality Agreement, dated as of December 22, 1997, by and between Parent and Freeman Spogli & Co., on behalf of the Company.